UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 389,867,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 389,867,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,867,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.07%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. Csaba Horváth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 389,867,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 389,867,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,867,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.07%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. Anthony Julius
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 389,867,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 389,867,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,867,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.07%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons. Gilles Dusemon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 6 of 14 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 389,867,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 389,867,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,867,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.07%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 9 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022, as amended by Amendment No. 5 to Schedule 13D filed on November 14, 2022, as amended by Amendment No. 6 to Schedule 13D filed on November 23, 2022, as amended by Amendment No. 7 to Schedule 13D filed on December 19, 2022 and as amended by Amendment No. 8 to Schedule 13D filed on December 22, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Kinetik S.à r.l., a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“Kinetik”), The Kinetik Foundation (the “Foundation”), Csaba Horváth, Anthony Julius and Gilles Dusemon (collectively, the “Reporting Persons”).

The board of managers of Kinetik includes Csaba Horváth, Manager, citizen of Hungary, and Anthony Julius, Manager, citizen of the United Kingdom, who share voting or investment power with respect to such shares. Mr. Dusemon no longer serves on the board of managers of Kinetik.

The Foundation is the trustee of The Kinetik Trust (the “Trust”), which holds all of the limited liability company interests of Kinetik. Voting and investment decisions regarding the Ordinary Shares held by Kinetik are made on behalf of the Foundation by a council of three members, none of whom have individual voting or investment power with respect to such shares.

The Reporting Persons have entered into a Joint Filing Agreement dated February 3, 2023, a copy of which is filed as Exhibit 11 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 638,344,885 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 8, 2022. All of

the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of February 2, 2023, unless otherwise indicated. Such numbers reflect that, on January 10, 2023, Kinetik Finance SARL, a dissolved private limited company (société à responsabilité limitée) formerly incorporated under the laws of Luxembourg and a former subsidiary of Kinetik (“Kinetik Finance”) transferred 14,000,000 Ordinary Shares to Kinetik for no consideration. On January 30, 2023, Kinetik Finance was liquidated, and the remaining 524,100 Ordinary Shares held by Kinetik Finance were transferred to Kinetik by operation of law. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of Kinetik, Mr. Horváth, Mr. Julius and the Foundation beneficially owns 389,867,800 Ordinary Shares, or approximately 61.07% of the outstanding Ordinary Shares, neither Mr. Dusemon nor Kinetik Finance beneficially owns any Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 389,867,800 Ordinary Shares, or approximately 61.07% of the outstanding Ordinary Shares. Such number reflects the sale of 450,000 Ordinary Shares that took place more than 60 days ago and have not previously been reported. Mr. Horváth and Mr. Julius each disclaim beneficial ownership of the Ordinary Shares held by Kinetik, except to the extent of his pecuniary interest therein.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since December 21, 2022:

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
12/22/2022	500,000	$0.1700	[1]
12/23/2022	500,000	$0.1672	[2]
12/27/2022	500,000	$0.1512	[3]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1621 to $0.19 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1625 to $0.1768 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1476 to $0.166 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

12/28/2022	500,000	$0.1458	[4]
12/29/2022	500,000	$0.1539	[5]
12/30/2022	500,000	$0.1517	[6]
1/3/2023	400,000	$0.1772	[7]
1/4/2023	400,000	$0.1965	[8]
1/5/2023	400,000	$0.2178	[9]
1/6/2023	400,000	$0.2053	[1][0]
1/9/2023	400,000	$0.2137	[11]

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1422 to $0.1565 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.149 to $0.1583 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1426 to $0.1595 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1683 to $0.1965 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.181 to $0.2254 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.21 to $0.24 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[10]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1971 to $0.212 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2066 to $0.2193 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

1/10/2023	400,000	$0.2274	[12]
1/11/2023	400,000	$0.2809	[13]
1/12/2023	400,000	$0.3805	[14]
1/13/2023	400,000	$0.6983	[15]
1/17/2023	400,000	$0.6037	[16]
1/18/2023	400,000	$0.5140	[17]
1/19/2023	400,000	$0.4045	[18]
1/20/2023	400,000	$0.4385	[19]

[12]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2123 to $0.2532 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[13]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2601 to $0.3094 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[14]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2821 to $0.5999 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[15]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.602 to $0.8873 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[16]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.5588 to $0.65 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[17]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.4379 to $0.5965 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[18]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3786 to $0.4335 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[19]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.4201 to $0.4797 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

1/23/2023	400,000	$0.4429	[20]
1/24/2023	400,000	$0.4246	[21]
1/25/2023	400,000	$0.4031	[22]
1/26/2023	400,000	$0.3984	[23]
1/27/2023	400,000	$0.3897	[24]
1/30/2023	400,000	$0.3977	[25]
1/31/2023	400,000	$0.3842	[26]

[20]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.4229 to $0.4745 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[21]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.4117 to $0.4578 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[22]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3875 to $0.419 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[23]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.383 to $0.4298 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[24]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3651 to $0.411 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[25]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3885 to $0.4158 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[26]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3759 to $0.3936 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

2/1/2023	400,000	$0.3722	[27]
2/2/2023	400,000	$0.4068	[28]

The sale prices do not reflect brokerage commissions paid. All such sales were made pursuant to the November 2022 Plan.

3.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

[27]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.361 to $0.3847 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[28]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3816 to $0.4288 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 13 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 3, 2023

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Manager

/s/ Csaba Horváth
Name: Csaba Horváth

/s/ Anthony Julius
Name: Anthony Julius

/s/ Gilles Dusemon
Name: Gilles Dusemon

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

FB Family Office Limited, Councillor

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Director

By:	/s/ Tess Bisson
Name: Tess Bisson
Title: Director